SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2011

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Shinhan Financial Group 2011 2Q Operating Results

On August 3, 2011, Shinhan Financial Group released its 2011 2Q operating results. The below are the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		2Q 2011	1Q 2011	QoQ Change (%)	2Q 2010	YoY Change (%)
Revenue*	Specified Quarter	8,475,088	8,696,471	-2.55%	8,939,475	-5.19%
	Cumulative	17,171,559	8,696,471	—	17,895,142	-4.04%
Operating Income	Specified Quarter	1,272,559	1,257,227	1.22%	558,206	127.97%
	Cumulative	2,529,786	1,257,227	—	1,821,963	38.85%
Income before Income Taxes	Specified Quarter	1,281,416	1,270,051	0.89%	560,100	128.78%
	Cumulative	2,551,467	1,270,051	—	1,825,599	39.76%
Net Income**	Specified Quarter	964,783	924,320	4.38%	447,588	115.55%
	Cumulative	1,889,103	924,320	—	1,365,094	38.39%

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues
**	Represents profits attributable to controlling interest.

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		2Q 2011	1Q 2011	QoQ Change (%)	2Q 2010	YoY Change (%)
Revenue*	Specified Quarter	5,690,936	5,591,374	1.78%	6,810,112	-16.43%
	Cumulative	11,282,310	5,591,374	—	13,248,111	-14.84%
Operating Income	Specified Quarter	965,655	818,503	17.98%	263,988	265.80%
	Cumulative	1,784,158	818,503	—	1,111,836	60.47%
Income before Income Taxes	Specified Quarter	972,125	828,227	17.37%	265,721	265.84%
	Cumulative	1,800,352	828,227	—	1,116,210	61.29%
Net Income**	Specified Quarter	785,549	647,129	21.39%	260,363	201.71%
	Cumulative	1,432,678	647,129	—	916,716	56.28%

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues
**	Represents profits attributable to controlling interest.

3. Operating Results of Shinhan Card (consolidated)

					(KRW million)
Item		2Q 2011	1Q 2011	QoQ Change (%)	2Q 2010	YoY Change (%)
Revenue*	Specified Quarter	1,137,102	1,121,304	1.41%	969,951	17.23%
	Cumulative	2,258,406	1,121,304	—	2,119,153	6.57%
Operating Income	Specified Quarter	253,231	315,396	-19.71%	233,764	8.33%
	Cumulative	568,627	315,396	—	519,962	9.36%
Income before Income Taxes	Specified Quarter	253,231	315,396	-19.71%	233,744	8.34%
	Cumulative	568,627	315,396	—	519,808	9.39%
Net Income**	Specified Quarter	192,760	249,359	-22.70%	200,034	-3.64%
	Cumulative	442,119	249,359	—	423,691	4.35%

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues
**	Represents net income for the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Jung Kee Min
Name: Jung Kee Min
Title: Chief Financial Officer

Date: August 3, 2011